FLORASCENTIALS

FloraScentials, Inc.

Restoring Fragrance to Non-Fragrant Cut Flowers



Red Freedom Rose

The Problem: Lost Fragrance

RosaPrima, a premier rose grower

% of Rose Varietals	Fragrance
82%	None
8%	Faint
4%	Medium
6%	Strong

- Growers bred cut flowers to improve color, shape, and longevity
- This breeding has suppressed pathways of fragrance creation so most cut flowers have little or no scent

FloraScentials' Solution

Developing products to unblock the suppressed fragrance pathways in cut flowers to restore fragrance

- Product with safe, all natural, and non-fragrant ingredients would be added to the water in the vase of cut flowers to enhance fragrance production
- No extensive testing would be required for regulatory approval
- Product development would be expected to require a relatively short time and low cost



Product Approach
Red Freedom Rose


B
C
D
A

Fragrant volatiles are emitted by the red Freedom rose at low levels as determined by a perfumer

The company is seeking to identify a product ingredient A that will increase the level of the fragrant volatiles

Validated Value Proposition

Restore fragrance of non-fragrant cut flowers to increase consumer appreciation and satisfaction driving more frequent purchases and value-added pricing of cut flowers

- ✓Florists
- ✓Wholesalers
- ✓Growers
- ✓Smithers-Oasis – strategic partner
- ✓Consumer research

New Market Opportunity

1.2 Billion non-fragrant cut roses are sold each year in US

Total available market for roses is projected to be $100 million in the US

Total available market for all flowers is $330 million in US and $800 million world-wide

Disclaimer: The projections are not guaranteed and are built based on assumptions.

Competition

- No products are on the market that restore fragrance to non-fragrant cut flowers
- Spray-on fragrances and GMO-derived flowers have limited commercial appeal
- Cross breeding is time-consuming
- Flower food only addresses longevity


Chrysal Clear
Universal
CHRYSAL Clear
Universal


FloraLife
Express Universal

FloraScentials Team



Randy Weiss, Ph.D., M.B.A.
CEO, President, and CSO
Board member
Exeteur Group, Triathlon Medical Ventures, Monsanto



Rose Weiss, Corporate Secretary
Exeteur Group, Monsanto



Robert Calcaterra, D.Sc.
Board Chair
Exeteur Group, Nidus Center, Monsanto



Robert Cockrell, CPA, CFO
Exeteur Group, Regional Growth Capital, Montgomery Bank

Advisory Board

- **Shirley Lyons,** AAF – Former Board Chair and past President of Society of American Florists; Founder, Dandelions Flowers & Gifts; Consultant



- **David Corley, Ph.D., J.D.** – Global Director, Regulatory & Scientific Affairs, Nestle Purina PetCare; Novartis Consumer Health



- **Ralph Quatrano, Ph.D.** – Emeritus Prof. Plant Science, Washington Univ. in St. Louis; Fellow, AAAS; Advisor, Monsanto; Exeteur Group; Lewis & Clark Ventures



- **Sammi Hill** - Co-Founder and President, Mixologie; Co-Founder and Board Chair, Clarity Fragrances



2021 Key Milestones


3/21
Validate market size and distribution channels
4/21
Define product specifications for cut roses product
6/21
Establish proof-of-concept for cut roses
7/21
File intellectual property application
9/21
Submit grant application
12/21
Raise $1.8 million equity funding round

The milestones above are the Company's intended plan for 2021, and as such constitute forward-looking statements. These forward-looking statements are based upon the Company's reasonable estimates of future results or trends. Although the Company believes that its business plans and objectives reflected in or suggested by these forward-looking statements are reasonable, such plans or objectives may not be achieved and the actual results may differ substantially from the projected results.

Use of Funds - $50K



- Formulation Chemist - 30%
- Research & Development - 15%
- Intellectual Property/Fees - 13%
- Corporate Attorney & Accounting Services - 16%
- Market Research - 11%
- Insurance - 5%
- Office Expenses - 2.5%
- Wefunder Fee - 7.5%

Use of Funds - $250K


Formulation Chemist - 42%
Research & Development - 13.5%
Intellectual Property/Fees - 10.5%
Corporate Attorney & Accounting Services - 7%
Market Research - 8%
Insurance - 7%
Office Expenses - 4.5%
Wefunder Fee - 7.5%

FLORA SCENTIALS